UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b)

(AMENDMENT NO. __)*

Systems Evolution Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

872012109

(CUSIP Number)

October 2, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule

pursuant to which this Schedule is filed:

☐        Rule 13d-1(b)

☒        Rule 13d-1(c)

☐        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Basso Private Opportunities Holding Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

13,751,066

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

13,751,066

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,751,066

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES* ☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.7%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Basso Holdings Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

13,751,066

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

13,751,066

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,751,066

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES* ☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.7%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Basso Multi-Strategy Holding Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

13,751,066

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

13,751,066

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,751,066

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES* ☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.7%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Basso Capital Management, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

36,470,732

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

36,470,732

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,470,732

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES* ☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Basso GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

36,470,732

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

36,470,732

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,470,732

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES* ☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Howard I. Fischer

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

36,470,732

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

36,470,732

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,470,732

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES* ☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Philip Platek

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

36,470,732

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

36,470,732

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,470,732

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES* ☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Lepore

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

36,470,732

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

36,470,732

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,470,732

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES* ☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dwight Nelson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

36,470,732

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

36,470,732

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,470,732

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES* ☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).	NAME OF ISSUER:

Systems Evolution, Inc. (“Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

10777 Westheimer Road, Suite 810
Houston, Texas 77042

ITEM 2(a).	NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are: Basso Private Opportunities Holding Fund Ltd. (“Private Opportunities Holding Fund”), Basso Holdings Ltd. (“Basso Holdings”), Basso Multi-Strategy Holding Fund Ltd. (“Multi-Strategy Holding Fund”), Basso Capital Management, L.P. (“BCM”), Basso GP, LLC (“Basso GP”), Howard Fischer, Philip Platek, John Lepore and Dwight Nelson. BCM is the investment manager of Private Opportunities Holding Fund, Basso Holdings and Multi-Strategy Holding Fund. Basso GP is the general partner of BCM. The controlling persons of Basso GP are Howard Fischer, Philip Platek, John Lepore and Dwight Nelson (each a “Controlling Person and collectively, the “Controlling Persons”).

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business address for each of BCM, Basso GP and each Controlling Person is 1266 East Main Street, 4th Floor, Stamford, Connecticut 06902.

The principal business address of each of Private Opportunities Holding Fund, Basso Holdings and Multi-Strategy Holding Fund is c/o M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

ITEM 2(c).	CITIZENSHIP:

BCM is a limited partnership formed under the laws of the State of Delaware.

Basso GP is a limited liability company formed under the laws of the State of Delaware.

Each of Private Opportunities Holding Fund, Basso Holdings and Multi-Strategy Holding Fund is a Cayman Islands company.

Each Controlling Person is a citizen of the United States.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, no par value per share (the “Common Stock”)

ITEM 2(e).	CUSIP NUMBER:

872012109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Private Opportunities Holding Fund beneficially owns 13,751,066 shares of Common Stock through its ownership of (i) 11,359,833 shares of Common Stock, and (ii) warrants (“Warrants”) and convertible bonds issued by the Issuer (“Convertible Bonds”) exercisable for and/or convertible into an aggregate of 2,391,233 shares of Common Stock. Private Opportunities Holding Fund disclaims beneficial ownership of any additional shares of Common Stock that the Warrants and/or Convertible Bonds may be exercisable for or convert into, as applicable, due to the Ownership Limitation described below.

Basso Holdings beneficially owns 13,751,066 shares of Common Stock through its ownership of (i) 11,359,833 shares of Common Stock, and (ii) Warrants and Convertible Bonds exercisable for and/or convertible into an aggregate of 2,391,233 shares of Common Stock. Basso Holdings disclaims beneficial ownership of any additional shares of Common Stock that the Warrants and/or Convertible Bonds may be exercisable for or convert into, as applicable, due to the Ownership Limitation described below.

Multi-Strategy Holding Fund beneficially owns 13,751,066 shares of Common Stock through its ownership of (i) 11,359,833 shares of Common Stock, and (ii) Warrants and Convertible Bonds exercisable for and/or convertible into an aggregate of 2,391,233 shares of Common Stock. Multi-Strategy Holding Fund disclaims beneficial ownership of any additional shares of Common Stock that the Warrants and/or Convertible Bonds may be exercisable for or convert into, as applicable, due to the Ownership Limitation described below.

BCM, as the investment manager of Private Opportunities Holding Fund, Basso Holdings and Multi-Strategy Holding Fund, is deemed to beneficially own the shares of Common Stock beneficially owned by them.

Basso GP, as the general partner of BCM, is deemed to beneficially own the shares beneficially owned by BCM.

Each Controlling Person, in his capacity as a controlling person of Basso GP, is deemed to beneficially own the shares of Common Stock beneficially owned by Basso GP.

Collectively, the Reporting Persons beneficially own 36,470,732 shares of Common Stock through its ownership of (i) 34,079,499 shares of Common Stock owned by the Reporting Persons, and (ii) Warrants and Convertible Bonds exercisable for and/or convertible into an aggregate of 2,391,233 shares of Common Stock. The Reporting Persons disclaim beneficial ownership of any additional shares of Common Stock that the Warrants and/or Convertible Bonds may be exercisable for or convert into, as applicable, due to the Ownership Limitation described below.

In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the number of shares of Common Stock into which the Warrants and Convertible Bonds are exercisable for or convertible into, as applicable, are limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in the Reporting Persons having aggregate beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"). The Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock that would cause the Reporting Persons' aggregate beneficial ownership to exceed the Ownership Limitation.

(b)	Percent of Class:

Private Opportunities Holding Fund’s beneficial ownership of 13,751,066 shares of Common Stock represents 3.7% of all the outstanding shares of Common Stock.

Basso Holdings’ beneficial ownership of 13,751,066 shares of Common Stock represents 3.7% of all the outstanding shares of Common Stock.

Multi-Strategy Holding Fund’s beneficial ownership of 13,751,066 shares of Common Stock represents 3.7% of all the outstanding shares of Common Stock.

BCM’s beneficial ownership of 36,470,732 represents 9.9% of all the outstanding shares of Common Stock.

Basso GP’s and each Controlling Person’s beneficial ownership of 36,470,732 shares of Common Stock represents 9.9% of all the outstanding shares of Common Stock.

Collectively, the Reporting Persons beneficially own 36,470,732 shares of Common Stock representing 9.9% of all the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Private Opportunities Holding Fund, BCM, Basso GP and each Controlling Person have the shared power to vote or direct the vote of 13,751,066 shares of Common Stock.

Basso Holdings, BCM, Basso GP and each of the Controlling Persons have the shared power to vote or direct the vote of 13,751,066 shares of Common Stock.

Multi-Strategy Holding Fund, BCM, Basso GP and each Controlling Person have the shared power to vote or direct the vote of 13,751,066 shares of Common Stock.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Private Opportunities Holding Fund, BCM, Basso GP and each Controlling Person have the shared power to dispose or to direct the disposition of 13,751,066 shares of Common Stock.

Basso Holdings, BCM, Basso GP and each Controlling Person have the shared power to dispose or direct the disposition of 13,751,066 shares of Common Stock.

Multi-Strategy Holding Fund, BCM, Basso GP and each Controlling Person have the shared power to dispose or to direct the disposition of 13,751,066 shares of Common Stock.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit B.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: October 12, 2006

BASSO PRIVATE OPPORTUNITIES HOLDING FUND LTD.

BASSO MULTI-STRATEGY HOLDING FUND LTD.

BASSO HOLDINGS LTD.

BASSO CAPITAL MANAGEMENT, L.P. (“BCM”)

By: Basso GP, LLC

By: /s/ Howard Fischer

Howard Fischer, as a

member of Basso GP,

LLC, as General

Partner of BCM (the

investment manager of

Basso Private

Opportunities Holding

Fund Ltd., Basso

Holdings Ltd. and

Basso Multi-Strategy

Holding Fund Ltd.)

/s/ Howard Fischer
Howard Fischer, individually and on behalf of Basso GP, LLC, as member

/s/ Philip Platek
Philip Platek

/s/ John Lepore
John Lepore

/s/ Dwight Nelson
Dwight Nelson

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Systems Evolution Inc. dated as of October 12, 2006, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: October 12, 2006

BASSO PRIVATE OPPORTUNITIES HOLDING FUND LTD.

BASSO MULTI-STRATEGY HOLDING FUND LTD.

BASSO HOLDINGS LTD.

BASSO CAPITAL MANAGEMENT, L.P. (“BCM”)

By: Basso GP, LLC

By: /s/ Howard Fischer

Howard Fischer, as a

member of Basso GP,

LLC, as General

Partner of BCM (the

investment manager of

Basso Private

Opportunities Holding

Fund Ltd., Basso

Holdings Ltd. and

Basso Multi-Strategy

Holding Fund Ltd.)

/s/ Howard Fischer
Howard Fischer, individually and on behalf of Basso GP, LLC, as member

/s/ Philip Platek
Philip Platek

/s/ John Lepore
John Lepore

/s/ Dwight Nelson
Dwight Nelson

EXHIBIT B

Basso Private Opportunities Holding Fund Ltd.

Basso Holdings Ltd.

Basso Multi-Strategy Holding Fund Ltd.

Basso Capital Management, L.P.

Basso GP, LLC

Howard Fischer

Philip Platek

John Lepore

Dwight Nelson